Exhibit 99.61

NEWS RELEASE

Aurinia Announces Management Change and Grant of Stock Options

Victoria, BC, February 19, 2014 – Aurinia Pharmaceuticals Inc. (TSX-V:AUP) (“Aurinia” or the “Company”) today announced that Dr. Robert Foster has decided to resign from his current position as Chief Scientific Officer, effective immediately, in order to pursue other opportunities. To help facilitate the continued development of its lead product, voclosporin, as an important new therapy for lupus nepthritis, Dr. Foster has agreed to remain available to consult with the Company on an as-needed basis.

Stephen Zaruby, Aurinia’s President and CEO, said, “In the time that I have worked with Dr. Foster, he has earned both my personal admiration and professional respect. His contributions to the development of voclosporin have been immeasurable and I sincerely wish him the highest level of success in the future.”

Dr. Foster commented, “I plan on continuing to monitor Aurinia’s progress closely. While the decision to leave the Company was a difficult one for me, I am excited to embark on a new personal journey of scientific discovery.”

In addition, Aurinia announced that, pursuant to the Company’s Stock Option Plan, its board of directors has approved the granting of incentive stock options to certain of its directors and officers to acquire up to an aggregate of 1,192,200 common shares (“Common Shares”) of the Company at C$3.50 per Common Share for a period of 10 years.

The grant of incentive stock options is subject to receipt of all requisite regulatory approvals, including, without limitation, the approval of the TSX Venture Exchange.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the ability of the company to conduct clinical trials and to obtain the necessary regulatory approvals for its products.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:

Stephen W. Zaruby

President & CEO

250-708-4293

szaruby@auriniapharma.com

Investor & Media Contact:

Stephen Kilmer

647-872-4849

stephen@kilmerlucas.com